SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer
       (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Prudential plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

P A J Broadley - Prudential plc, Egg Banking plc (iii)

D C Clementi - Prudential plc (iii)


3. Name of person discharging managerial responsibilities/director

P A J Broadley, D C Clementi


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In Respect of Persons Referred to in Section 3


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each


7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

P A J Broadley

D C Clementi - registered in the name of Frank Nominees Limited


8 State the nature of the transaction

Purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

P A J Broadley - 2,500 ordinary shares

D C Clementi - 5,000 ordinary shares


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

P A J Broadley - Less than 0. 0002%

D C Clementi - Less than 0.0003%


11. Number of shares, debentures or financial instruments relating to shares disposed

N/A


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

P A J Broadley - 582 pence

D C Clementi - 573 pence


14. Date and place of transaction

28 July 2006, LONDON


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

P A J Broadley - 768,545 ordinary shares, less than 0.04%

D C Clementi - 33,278 ordinary shares, less than 0.002%


16. Date issuer informed of transaction

28 July 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A


18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A


24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027


Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805


Date of notification

28 July 2006


Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 July 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/            SUSAN HENDERSON

                                                        Susan Henderson
                                                        Deputy Group Secretary